Exhibit 99.1
News release via Canada NewsWire, Calgary 403-269-7605

     Attention Business/Financial Editors:
     Vermilion Energy Trust - Year end 2007 operating and financial results

     CALGARY, March 3 /CNW/ - Vermilion Energy Trust ("Vermilion") (TSX -
VET.UN) is pleased to report operating and unaudited financial results for the year ended December 31, 2007.

     <<
     2007 Highlights:

     -   Beginning with the December 2007 distribution, Vermilion increased the monthly distribution by 12% to $0.19 per unit. This is the first change in Vermilion's distribution in five years. Since converting to a trust in January 2003, Vermilion has paid distributions of
         $10.05 per unit equal to 86% of its initial value, and the unit price has nearly tripled from $11.75 per unit to $34.23 per unit as of
         December 31, 2007.

     -   Recorded production of 31,325 boe/d in 2007 an increase of 14%
         compared to 27,401 boe/d in 2006. Fourth quarter 2007 production was
         33,070 boe/d compared to 32,172 in the third quarter of 2007.

     -   Generated fund flows from operations of $126.1 million ($1.73 per unit) in the fourth quarter of 2007, bringing full year 2007 fund flows from operations to $385.9 million ($5.28 per unit) compared to
         $342.5 million ($4.86 per unit) in 2006. Fourth quarter figures benefited from the recognition of non-recurring tax reductions. Cash distributions as a percent of fund flows from operations were 28% in the fourth quarter of 2007 and 35% for the full year.

     -   Provided total returns to unitholders of 3.7% in 2007, compared to an average loss of 3.1% for Vermilion's peer group. Over the past three years, the Trust has delivered an industry leading compounded average rate of return of 26.1%. Since converting to a trust in 2003,
         Vermilion has generated a 5 year compound average rate of return of
         30.4% (not including reinvestment of distributions) representing top quartile performance.

     -   Added 15.8 million barrels equivalent of new proved plus probable reserves in 2007, replacing 138% of 2007 production through drilling and acquisitions. Over the past five years, Vermilion has grown its proved plus probable reserves by 26% per unit on a debt-adjusted basis while increasing its production per unit by 10%. The Trust's proved plus probable reserve life index at the end of 2007 was
         10.6 years.

     -   Acquired 40% of the Wandoo Field, offshore Australia, increasing
         Vermilion's interest to 100% of this field. Completed the expansion of processing facilities on the platform to enable fluid throughput of 150,000 barrels per day, and successfully carried out the first well workovers ever in this field.

     -   Successfully drilled Vermilion's first wells in the Netherlands. The three wells combined are expected to contribute approximately
         650 boe/d to Vermilion's production in 2008.

     -   Received recognition for superior corporate governance in the Globe &
         Mail's "Board Games" as Canada's number one income trust and in
         Canadian Business Magazine's annual governance survey as one of the top ten companies in Canada.

     -   By maintaining a conservative payout ratio, Vermilion was able to execute a $176 million development capital program, acquire
         $130 million of producing properties, declare over $100 million in net cash distributions and still maintain a strong financial position. Vermilion's net debt at year-end 2007 was approximately
         $417 million, less than 1.1 times trailing funds from operations.
     >>

     Conference Call and Webcast Details
     -----------------------------------
     Vermilion will discuss these results in a conference call to be held on
Monday, March 3, 2008. The conference call will begin at 9:00 AM MST -
11:00 AM EST. To participate, you may call toll free 1-800-733-7560 or
1-416-644-3415 (Toronto area). The conference call will also be available on replay by calling 1-877-289-8525 or 1-416-640-1917 (Toronto area) using pass code 21260367 followed by the pound key. The replay will be available until midnight eastern time on March 17, 2008. You may also listen to the webcast by clicking http://www.newswire.ca/en/webcast/viewEvent.cgi?eventID(equal sign)2146760.

     <<
     HIGHLIGHTS

     Financial ($000 CDN           Three Months Ended   Year Ended Year Ended
      except unit and              Dec 31,     Dec 31,     Dec 31,     Dec 31,
      per unit amounts)              2007        2006        2007        2006
     -------------------------------------------------------------------------
     Petroleum and natural
      gas revenue              $  205,725  $  155,722  $  707,334  $  618,072
     Fund flows from operations   126,115      89,558     385,911     342,502
       Per unit, basic(1)            1.73        1.27        5.28        4.86
     Capital expenditures          52,121      37,425     175,639     136,939
     Acquisitions, including
      acquired working capital
      deficiency                      366       5,845     129,605     195,880
     Net debt                                             416,858     354,809
     Reclamation fund
      contributions and asset
      retirement costs incurred     1,618       8,027       4,056      13,770
     Cash distributions per unit     0.53        0.51        2.06        2.04
     Cash distributions total      35,564      32,961     136,389     130,638
       Less DRIP                    9,807       6,131      35,992      18,811
       Cash distributions net      25,757      26,830     100,397     111,827
       % of fund flows from
        operations distributed
        gross                         28%         37%         35%         38%
       % of fund flows from
        operations distributed
        net                           20%         30%         26%         33%
     Total net distributions,
      capital expenditures,
      reclamation fund
      contributions and asset
      retirement costs
      incurred                 $   79,496  $   72,282  $  280,092  $  262,536
       % of fund flows from
        operations                    63%         81%         73%         77%
     Trust units outstanding(1)
       Adjusted basic                                  74,271,031  71,251,256
       Diluted                                         77,270,832  74,925,989
     Weighted average trust
      units outstanding(1)
       Adjusted basic                                  73,058,209  70,520,196
       Diluted                                         75,782,723  73,059,877
     Unit trading
       High                                            $    40.40  $    37.99
       Low                                             $    30.33  $    26.51
       Close                                           $    34.23  $    35.00
     -------------------------------------------------------------------------
     Operations
     -------------------------------------------------------------------------
     Production
       Crude oil (bbls/d)          18,949      16,033      17,324      14,204
       Natural gas liquids
        (bbls/d)                    1,486       1,215       1,483       1,229
       Natural gas (mcf/d)         75,812      73,221      75,113      71,805
       Boe/d (6:1)                 33,070      29,452      31,325      27,401
     Average reference price
       WTI ($US/bbl)           $    90.69  $    60.21  $    72.34  $    66.21
       Brent ($US/bbl)              88.69       59.68       72.52       65.14
       AECO ($CDN/mcf)               6.14        6.91        6.45        6.53
       Netherlands reference
        (Euro/GJ)                    5.87        6.04        5.35        6.12
       Foreign exchange rate
        ($US/$CDN)                   1.02        0.88        0.94        0.88
       Foreign exchange rate
        (Euro/$CDN)                  0.70        0.68        0.68        0.70
     Average selling price
       Crude oil and natural
        gas liquids ($CDN/bbl)      81.61       64.50       74.08       73.71
       Natural gas ($CDN/mcf)        7.50        7.92        7.25        7.74
     Netbacks per boe (6:1)
       Operations netback           43.69       36.92       40.62       41.86
       Fund flows netback           41.47       33.06       33.75       34.25
       Operating costs         $    11.28  $    10.52  $    10.45  $     9.65
     -------------------------------------------------------------------------
     (1) Includes trust units issuable for outstanding exchangeable shares based on the period end exchange ratio
     >>

     The above table includes non-GAAP measurements which may not be comparable to other companies. Please see "Non-GAAP Measures" under MD&A section for further discussion.

     FOR A COMPLETE COPY OF VERMILION'S 2007 FINANCIAL STATEMENTS AND RELATED
     MANAGEMENT'S DISCUSSION AND ANALYSIS, PLEASE REFER TO WWW.SEDAR.COM AND
     OR VERMILION'S WEBSITE AT WWW.VERMILIONENERGY.COM. THESE DOCUMENTS WILL
     BE MADE AVAILABLE ON OR BEFORE MARCH 31, 2008.

     2007 IN REVIEW

     Vermilion generated another year of strong operating and financial results by maintaining a disciplined adherence to the Trust's strategic plan.
Initial 2007 production guidance of between 29,500 and 30,500 boe/d was increased by 1,500 boe/d at mid-year to reflect the acquisition of additional production in Australia. Vermilion's actual 2007 volumes averaged
31,325 boe/d, near the midpoint of its revised guidance range.
     Total development capital expenditures of $176 million included approximately $29 million related to the pre-tax impact of Vermilion's share of the offshore Aquitaine Maritime well in France. This was a high risk project that had the potential to double the reserves of the Trust with minimal after-tax exposure. Unfortunately, the well was abandoned.
     In Canada, Vermilion's 2007 capital program continued to focus on tight natural gas opportunities in the Drayton Valley area as well as coalbed methane and shallow gas in central Alberta. These drilling, workover and recompletion programs contributed to an 11% growth in Canadian production in
2007 as compared to 2006.
     Vermilion's operations in France were notably impacted by the shut down of its Parentis to Ambs pipeline beginning in January. All of the Trust's production from properties in the Aquitaine Basin was transported to an alternate shipping location by truck over the balance of the year, resulting in reduced volumes as well as higher costs related to the trucking operations.
Until the fourth quarter, most of the workover program spending for the
Aquitaine Basin in southern France was deferred or re-allocated to the Paris
Basin properties. In the Paris Basin, Vermilion drilled two wells in the La
Torche/Champotran field and participated in a partner operated well at
Itteville. France production volumes averaged 8,809 boe/d for the year.
     The activity in France which attracted the most attention in 2007 was the drilling of the Orca 1 well on the Aquitaine Maritime offshore exploration concession. While the well ultimately proved to be a dry hole, the process provided Vermilion with valuable experience and, relative to the potential of the prospect, came at a small after-tax cost to unitholders. The well results confirmed all the key elements of Vermilion's geological and geophysical interpretations except for the presence of hydrocarbons. Vermilion will continue to evaluate the exploration potential of offshore France, but has no immediate plans to follow up on this well.
     On the other hand, Vermilion's first foray into drilling in the
Netherlands provided encouraging results. Vermilion successfully drilled and completed three wells, including two at Harlingen and one at DeBlesse. The combined production from these three wells are expected to contribute approximately 650 boe/d to Vermilion's production in 2008. The Harlingen treatment centre debottlenecking was completed, liberating 200 boe/d of gas previously used to fuel the compressors.
     In Australia, Vermilion completed two well interventions in the Wandoo
Field, adding approximately 600 boe/d to production. More importantly this work substantiated the opportunity to target unrecovered oil in this field using horizontal wellbores placed higher in the formation than the existing wellbore positions. Vermilion also completed the expansion of surface facilities at Wandoo, significantly enhancing the total fluid handling capacity of the platform. In July, Vermilion increased its interest in the
Wandoo Field from 60% to 100%. Accordingly, future work programs will provide a more significant impact to the Trust's overall operations.
     Vermilion worked closely with the Canadian Coalition of Energy Trusts in its attempts to reverse the Government of Canada's decision to impose a tax on income trust distributions. Sadly these efforts were to no avail. Then, in
October, the Province of Alberta's provincial government announced significant revisions to royalty plans, creating further negative uncertainty for investors. Fortunately, Vermilion believes that it is well positioned to maintain its current business plans with minimal impact to unitholders from either of these government initiatives.
     The Trust's Board of Directors and governance practices were recognized in two prominent studies. The Globe & Mail's "Board Games" ranked Vermilion as the number one income trust in Canada in terms of disclosure, board composition and compensation, shareholder rights and total return performance.
Canadian Business Magazine ranked Vermilion in the top ten of 275 corporations surveyed based on similar criteria. Vermilion's success reflects not only the quality of its assets, the strength of its people and the significance of a stable business plan, but also the strong guidance of its management team and
Board of Directors.
     Vermilion continues to provide superior total returns to its unitholders, and again delivered top-quartile performance in 2007, measured on either a one-year, three-year or five-year basis. The Trust recorded record profits and fund flows from operations in 2007, and we anticipate another strong year in
2008.

     OUTLOOK

     Vermilion's Board of Directors approved a $182 million development capital program for 2008, slightly higher than the 2007 program. Production is expected to average between 31,000 and 32,000 boe/d in 2008 without attributing any production from the upcoming Australian drilling program.
Success in Australia drilling will have a positive impact on 2008 exit production.
     The capital program includes approximately $50 million to drill and complete two development wells in the Wandoo Field, offshore Northwest
Australia. A contract is currently being finalized with a rig provider, and
Vermilion expects to drill these development wells beginning in the third quarter of 2008. Production from these wells, anticipated at 1,000 boe/d each, is expected to be on-stream before year end.
     In France, planned activities include the drilling of a water injection well to increase the production capability at Les Mimosas and the drilling of a development well on the west end of the Parentis field. The capital program includes significant funds targeting a 20% increase in workover and recompletion programs in both the Paris and Aquitaine Basins. The Parentis to
Ambs pipeline is expected to return to service before mid-year. Seismic programs covering 50% of the Cazaux Field and potentially parts of the Chaunoy and La Torche Fields are also planned.
     In Canada, Vermilion recently launched a 16-well coalbed methane shallow gas program in central Alberta. The Trust also is planning to drill three Keg
River oil development wells and reactivate five additional wells at its
Utikuma light oil properties in northern Alberta. Vermilion's Drayton Valley activities will focus on high-value recompletions, and a handful of non-operated drills.
     On January 31, 2008 Vermilion closed the acquisition of a package of producing assets in the Drayton Valley area for $47 million. These properties will add approximately 1,000 boe/d to current production. The properties are in most cases adjacent to or in close proximity to Vermilion's existing production and facilities. Included in the acquisition was a 100% working interest in a 10 mmcf/d sweet gas plant. Although this was a relatively small, bolt-on acquisition, the purchase metrics were attractive at approximately
$47,000 per flowing barrel.
     Netherlands activities will be directed primarily toward permitting a number of new wells that would be the objective of a drilling program starting in 2009. The Trust also will look to tie in a few stranded gas wells, and continue to work on the optimization of surface facilities.
     Vermilion continues to direct a significant amount of time and human capital towards the evaluation of its large oil pools. Based on assessments provided by GLJ Petroleum Consultants Ltd., Vermilion's top five oil pools, including Utikuma in Canada, Wandoo in Australia and Chaunoy, Cazaux and
Parentis in France, contained a combined original oil-in-place of approximately 1.5 billion barrels. Of that amount 545 million barrels have been recovered, and 59.8 million barrels are currently booked as recoverable reserves. Vermilion will continue to focus on improving the recovery of oil from these fields through improved processes and ultimately the application of enhanced oil recovery techniques. An incremental recovery rate of only 5%
could provide potential incremental reserves of 75 million barrels, which currently represents approximately 60% of the Trust's total reserve base.
     The Trust increased its position in Verenex Energy Inc. in 2007, and currently holds approximately 18.7 million shares representing a 42.2% equity interest in the firm. Verenex continues to explore its 1.5 million acre land position, "Area 47", in the Ghadames Basin of Libya, where early results have been remarkable. Verenex has successfully drilled eight wells, the first five of which tested at combined rates of 75,000 barrels of oil per day. The latest well results imply that some of the drilled structural traps may be part of a much more extensive stratigraphic oil play.
     Verenex continues to further an appraisal program designed to clear the way for submission of a commerciality application, which is targeted for the middle of 2008. The southern part of Area 47 is contemplated as the core for an initial production phase of up to 50,000 barrels of oil per day (gross) by the end of 2009. Verenex also continues to advance its exploration program through seismic and additional drilling and currently has two rigs operating in Libya. Vermilion remains very pleased with these results which we believe will ultimately be reflected in Vermilion's equity stake in the company.
     Vermilion's portfolio of properties and assets provides unitholders with a stable base and significant opportunities for future growth. The Trust will also continue to pursue acquisition opportunities in its core areas of operations, targeting accretive growth and unrealized development potential.
Management remains highly committed to delivering meaningful returns to its investors, while protecting the interests of all stakeholders involved in its operations.

     RESERVES SUMMARY

     GLJ Petroleum Consultants Ltd. (GLJ), independent petroleum engineering consultants in Calgary, has prepared the 2007 year-end reserve evaluation report for the Trust. This report is in compliance with National Instrument
51-101(1) and the COGEH Handbook.
     Vermilion added total proved plus probable reserves (P50) of 15.8 mmboe, approximately 1.4 times production in 2007. After production of 11.4 mmboe, the Trust's total proved reserves (P90) increased slightly to 86.6 mmboe at
January 1, 2008. Total proved plus probable reserves (P50) increased by approximately 3.5% to 127.6 mmboe. On a per unit basis (debt adjusted where all debt is assumed to be converted to equity at year-end), Vermilion's total proved plus probable reserves (P50) declined by 2.6% over the prior year.
Based on fourth quarter production rates, the Trust's effective reserve life index at January 1, 2008 is 7.2 years for proved reserves and 10.6 years for proved plus probable reserves.

     (1) Under the NI51-101 guidelines, proved reserves are qualified as those reserves that have a 90% chance of being exceeded at the reported level.
     Proved reserves, by definition, are conservative. Nine times out of ten actual reserves will be greater than the proved estimate. Proved plus probable reserves are characterized as those reserves that have a 50%
     probability of being exceeded at the reported level. They are the best estimate, or the most realistic case. It is equally likely that the actual reserves will be higher or lower than the estimate.

     The summary reserve table and reserves reconciliation table are included below. The reserves shown are Vermilion's company interest share before deducting royalties.

     <<
     Reserves Summary Table (Company Interest Gross) (as at January 1, 2008)
     -------------------------------------------------------------------------
                                                         Cumulative Cash Flow
                                               (Escalated Prices - Before Tax)
     -------------------------------------------------------------------------
               Light &                              Oil
                Medium    Natural            Equivalent
                   Oil        Gas      NGL's        6:1     Undisc.        8%
               (mmbbls)      (bcf)   (mmbbls)    (mmboe)      ($mm)      ($mm)
     -------------------------------------------------------------------------
     Total
      Proved     57.06      160.0       2.82      86.56      3,371      2,257
     Total
      Proved
      plus
      probable   81.62     248.68       4.54     127.62      5,033      3,301
     -------------------------------------------------------------------------
     -------------------------------------------------------------------------

     The net present value of the reserves shown above (cumulative cash flow)
are based on GLJ's escalating price and cost scenario, are presented for comparative purposes only and are not necessarily representative of fair market value.

     Company Interest Reserves Reconciliation Summary Table (as at
      January 1, 2008)
     -------------------------------------------------------------------------
                                                                         (P50)
                                                                        Total
                                                              (P90)    Proved
                                                 Proved      Total       Plus
     Oil Equivalent (mmbbl) Gas at 6:1        Producing     Proved   Probable
     -------------------------------------------------------------------------
     Opening Balance:                            75,025     86,418    123,299
       Drilling additions and improved
        recovery                                  4,705      2,534      5,766
       Acquisition                                6,587      7,279      9,742
       Disposition                                    -          -          -
       Technical revisions                        2,197      1,758        242
       Production                               (11,434)   (11,434)   (11,434)
     -------------------------------------------------------------------------
     Closing balance                             77,080     86,555    127,615
     -------------------------------------------------------------------------
     -------------------------------------------------------------------------
     >>

     Certain natural gas volumes have been converted on the basis of six thousand cubic feet of gas to one barrel equivalent of oil. Barrels of oil equivalent (boe's) may be misleading, particularly if used in isolation. A barrel of oil equivalent ("boe") is based on a conversion rate of six thousand cubic feet of natural gas to one barrel of oil and is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead.

     FOR COMPLETE INFORMATION REGARDING VERMILION'S RESERVES, PLEASE REVIEW
     THE TRUST'S 2007 ANNUAL INFORMATION FORM THAT WILL BE FILED ON SEDAR
     WWW.SEDAR.COM ON OR BEFORE MARCH 31, 2008.
     -------------------------------------------------------------------------
     -------------------------------------------------------------------------

     MANAGEMENT'S DISCUSSION AND ANALYSIS
     ------------------------------------
     The following is Management's Discussion and Analysis (MD&A) dated
February 28, 2008 of Vermilion's operating and financial results for the three and twelve month periods ended December 31, 2007 and 2006. This discussion should be read in conjunction with the Trust's audited consolidated financial statements for the years ended December 31, 2006 and 2005, together with accompanying notes.

     NON-GAAP MEASURES

     This report includes non-GAAP ("Generally Accepted Accounting
Principles") measures as further described herein. These measures do not have standardized meanings prescribed by GAAP and therefore may not be comparable with the calculations of similar measures for other entities.
     "Fund flows from operations" represents cash flows from operating activities before changes in non-cash operating working capital and asset retirement costs incurred. Management considers fund flows from operations and per unit calculations of fund flows from operations (see discussion relating to per unit calculations below) to be key measures as they demonstrate the
Trust's ability to generate the cash necessary to pay distributions, repay debt, fund asset retirement costs and make capital investments. Management believes that by excluding the temporary impact of changes in non-cash operating working capital, fund flows from operations provides a useful measure of the Trust's ability to generate cash that is not subject to short-term movements in operating working capital. As fund flows from operations also excludes asset retirement costs incurred, it assists management in assessing the ability of the Trust to fund current and future asset retirement costs. The most directly comparable GAAP measure is cash flows from operating activities. Fund flows from operations is reconciled to cash flows from operating activities below.

     <<
     ($000's)
     -------------------------------------------------------------------------
                                   Three Months Ended  Year Ended  Year Ended
                                   Dec 31,     Dec 31,     Dec 31,     Dec 31,
                                     2007        2006        2007        2006
     -------------------------------------------------------------------------
     Cash flows from
      operating activities     $   51,737  $   93,731  $  349,890  $  306,033
       Changes in non-cash
        operating working
        capital                    72,760      (7,027)     31,965      32,252
       Asset retirement costs
        incurred                    1,618       2,854       4,056       4,217
     -------------------------------------------------------------------------
     Fund flows from
      operations               $  126,115  $   89,558  $  385,911  $  342,502
     -------------------------------------------------------------------------
     -------------------------------------------------------------------------
     >>

     "Acquisitions, including acquired working capital deficiency" is the sum of "Acquisition of petroleum and natural gas properties" and "Corporate acquisition, net of cash acquired" as presented in the Trust's consolidated statements of cash flows plus any working capital deficiencies acquired as a result of those acquisitions. Management considers acquired working capital deficiencies to be an important element of a property or corporate acquisition.
     "Net debt" is the sum of long-term debt and working capital and is used by management to analyze the financial position and leverage of the Trust.
     "Cash distributions per unit" represents actual cash distributions paid per unit by the Trust during the relevant periods.
     "Cash distributions net" is calculated as actual cash distributions paid or payable for a given period less proceeds received by the Trust pursuant to the Distribution Reinvestment Plan ("DRIP"). Cash distributions both before and after DRIP are reviewed by management and are also assessed as a percentage of fund flows from operations to analyze how much of the cash generated by the Trust is being used to fund distributions.
     "Total net distributions, capital expenditures, reclamation fund contributions and asset retirement costs incurred" is calculated as the addition of net cash distributions as determined above plus the following amounts for the relevant periods from the Trust's consolidated statements of cash flows: "Drilling and development of petroleum and natural gas properties", "Contributions to reclamation fund" and "Asset retirement costs incurred." This measure is reviewed by management and is also assessed as a percentage of fund flows from operations to analyze the amount of cash generated by the Trust that is available to repay debt and fund potential acquisitions.
     "Netbacks" are per-unit of production measures used in operational and capital allocation decisions.
     "Adjusted basic trust units outstanding" and "Adjusted basic weighted average trust units outstanding" are used in the per unit calculations on the
Highlights schedule of this document and are different from the most directly comparable GAAP figures in that they include amounts related to outstanding exchangeable shares at the period end exchange ratio. As the exchangeable shares will eventually be converted into units of the Trust, management believes that their inclusion in the calculation of basic rather than only diluted per unit statistics provides meaningful information.
     "Diluted trust units outstanding" is the sum of "Adjusted basic trust units outstanding" plus outstanding awards under the Trust's Unit Rights
Incentive Plan and the Trust Unit Award Incentive Plan, based on current performance factor estimates.

     FORWARD-LOOKING INFORMATION

     This document contains forward-looking financial and operational information as to the Trust's internal projections and expectations relating to future events or performance. In some cases, forward-looking information can be identified by terminology such as "may", "will", "should", "expects",
"projects", "anticipates" and similar expressions. These statements represent management's expectations concerning future operating results or the economic performance of the Trust and are subject to a number of risks and uncertainties that could materially affect results. These risks include, but are not limited to future commodity prices, exchange rates, interest rates, geological risk, reserves risk, political risk, product demand and transportation restrictions, which may cause actual performance and financial results in future periods to differ materially from any projections of future performance or results expressed by such forward-looking statements.
Accordingly, readers are cautioned that events or circumstances could cause results to differ materially from those predicted.

     OPERATIONAL ACTIVITIES

     Certain natural gas volumes have been converted on the basis of six thousand cubic feet of gas to one barrel equivalent of oil. Barrels of oil equivalent (boe's) may be misleading, particularly if used in isolation. A barrel of oil equivalent ("boe") is based on a conversion rate of six thousand cubic feet of natural gas to one barrel of oil and is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead.

     Canada
     ------
     In Canada, the Trust participated in the drilling of 51 wells (35.1 net)
during 2007, resulting in 29 gas wells (22.1 net), three oil wells (2.4 net), six abandoned wells (6.0 net) and 13 standing wells (4.6 net) awaiting further evaluation and tie-in. The total wells include 27 CBM and shallow gas wells
(19.2 net). The abandoned wells were related to a shallow gas exploration venture in Saskatchewan, which has been discontinued.

     France
     ------
     In France, Vermilion drilled and completed two oil wells (2.0 net) in the
Champotran/La Torche Field, participated in one oil well (0.2 net) at
Itteville in the Paris Basin, and drilled one offshore well (0.5 net) which resulted in a dry and abandoned well. A comprehensive trucking operation was established as an interim replacement for the Ambs pipeline. More than 9,500 truckloads carrying approximately 1.5 million barrels of oil were transported from producing facilities to shipping terminals, virtually incident free, reflecting Vermilion's strong commitment to safety and the environment.
Ongoing refurbishment of alternate tanks at the Ambs terminal should allow the resumption of the pipeline operations sometime in the first half of 2008.

     Netherlands
     -----------
     In the Netherlands, Vermilion successfully drilled two wells (1.9 net) at
Harlingen and one well (0.5 net) at De Blesse, validating the geological and geophysical interpretations for these wells and initiating a drilling program that is expected to resume in 2009. The Trust successfully replaced two oversized gas-powered, turbine compression units at the Harlingen gas treatment centre reducing total horsepower requirements and liberating
1.2 mmcf/d (200 boe/d) of fuel gas to the sales line.

     Australia
     ---------
     The Wandoo Platform faced three evacuations in the first quarter of the year and one in the fourth quarter of the year. Downtime resulting from evacuations has been reduced through a series of platform modifications, and the total cyclone-related production shortfall was narrowed to approximately
240 boe/d in 2007. Vermilion completed the expansion of fluid handling capacity on the Wandoo platform in the second quarter of 2007. Two successful workover and recompletions in the Wandoo Field provided essential information that confirmed the opportunity to capture additional reserves and production by repositioning wellbores closer to the top of the oil column in this reservoir. A two well drilling program is planned for 2008 to initiate the capture of this opportunity. With success, Vermilion would review additional drilling opportunities in this field.

     PRODUCTION

     Average production in Canada during 2007 was 4,081 bbls/d of oil and
NGL's and 47.7 mmcf/d of natural gas (12,038 boe/d) compared to 4,011 bbls/d of oil and NGL's and 41.0 mmcf/d of natural gas (10,843 boe/d) in 2006. Fourth quarter 2007 production averaged 12,065 boe/d, representing an increase of 12%
over prior year levels.
     Production in France averaged 8,809 boe/d in 2007, 13% higher than the
7,800 boe/d produced in 2006, reflecting the full year impact of the July 2006 acquisition, net of the reduction in volumes arising from the Ambs pipeline and terminal shut-down incident. Fourth quarter production of 8,946 boe/d in
2007 was 9% lower than the 9,841 boe/d produced in France during the fourth quarter of 2006, reflecting normal declines together with the impact of the
Ambs situation and a reduction in workover activity in 2007.
     Production in the Netherlands averaged 4,413 boe/d in 2007, down 11% from the 4,943 boe/d recorded in 2006, due primarily to normal reservoir declines and some maintenance downtime. Fourth quarter production averaged 4,468 boe/d in 2007 compared with 5,091 boe/d during the same period in 2006. As recently completed wells are tied in, production is expected to increase early in 2008 before resuming normal declines.
     Australia production averaged 6,065 boe/d in 2007, compared to a full year average of 3,815 in 2006. Volumes in 2006 were impacted by storm related shut-downs during the first quarter and operations related shut-downs in the second half of 2006. Production in 2007 was curtailed by cyclone action in the first half of the year, and boosted by the acquisition of the remaining 40%
interest in the Wandoo Field in the second half of 2007. Production during the fourth quarter of 2007 averaged 7,591 boe/d, compared to 3,775 boe/d during the same period in 2006. The two wells scheduled for drilling in the second half of the year are expected to be tied-in by year end, but are not anticipated to contribute to 2008 production volumes.

     <<
     Production
     -------------------------------------------------------------------------
                           Three Months Ended
                                 Dec 31, 2007    Year Ended Dec 31, 2007
                      Oil &  Natural             Oil &  Natural
                       NGLs      Gas    Total     NGLs      Gas    Total
                    (bbls/d) (mmcf/d)  (boe/d) (bbls/d) (mmcf/d)  (boe/d)   %
     -------------------------------------------------------------------------
     Canada           4,047    48.12   12,065    4,081    47.74   12,038   39
     France           8,776     1.02    8,946    8,621     1.13    8,809   28
     Netherlands         21    26.68    4,468       40    26.24    4,413   14
     Australia        7,591        -    7,591    6,065        -    6,065   19
     -------------------------------------------------------------------------
     Total           20,435    75.82   33,070   18,807    75.11   31,325  100
     -------------------------------------------------------------------------
     -------------------------------------------------------------------------

     -------------------------------------------------------------------------
                           Three Months Ended
                                 Dec 31, 2006    Year Ended Dec 31, 2006
                      Oil &  Natural             Oil &  Natural
                       NGLs      Gas    Total     NGLs      Gas    Total
                    (bbls/d) (mmcf/d)  (boe/d) (bbls/d) (mmcf/d)  (boe/d)   %
     -------------------------------------------------------------------------
     Canada           3,752    41.96   10,745    4,011    40.99   10,843   40
     France           9,629     1.27    9,841    7,576     1.35    7,800   28
     Netherlands         93    29.99    5,091       31    29.47    4,943   18
     Australia        3,775        -    3,775    3,815        -    3,815   14
     -------------------------------------------------------------------------
     Total           17,249    73.22   29,452   15,433    71.81   27,401  100
     -------------------------------------------------------------------------
     -------------------------------------------------------------------------

     CAPITAL EXPENDITURES

     Drilling and development capital spending for the year totalled
$305.2 million compared to $332.8 million spent in 2006.

     ($000's)
     -------------------------------------------------------------------------
                                   Three Months Ended  Year Ended  Year Ended
                                   Dec 31,     Dec 31,     Dec 31,     Dec 31,
                                     2007        2006        2007        2006
     -------------------------------------------------------------------------
     Land                      $    1,086  $       73  $    3,484  $    2,025
     Seismic                          156       1,151         491       2,555
     Drilling and completion       25,000      10,870      89,081      48,559
     Production equipment
      and facilities               22,781      16,404      61,586      58,160
     Recompletions                  2,999       7,198      11,021      15,280
     Other                             99       1,729       9,976      10,360
     -------------------------------------------------------------------------
                                   52,121      37,425     175,639     136,939
     Acquisitions                     366       5,845     129,605     195,880
     -------------------------------------------------------------------------
     Total                     $   52,487  $   43,270  $  305,244  $  332,819
     -------------------------------------------------------------------------
     -------------------------------------------------------------------------
     >>

     FINANCIAL REVIEW

     The Trust generated fund flows from operations of $126.1 million
($1.73 per unit) in the fourth quarter of 2007, compared to $89.6 million
($1.27 per unit) in the fourth quarter of 2006. Production volumes were 12%
higher in the fourth quarter of 2007 compared to last year's period, and realized commodity prices were 18% higher than in the fourth quarter of 2006.
A drop in cash taxes, as compared with historical levels, also accounted for part of the strong fourth quarter 2007 results. In 2007, Vermilion executed certain transactions that contributed to a substantial reduction in the current income taxes paid by the Trust's international operating subsidiaries, including the drilling of the offshore well in France and the property acquisition in Australia. The primary impact on current income taxes was recorded over the second half of 2007, as the Trust obtained certainty over both the completion of the transactions and their tax effect.
     Cash distributions as a percentage of fund flows from operations was
35.3% (28.2% in the quarter) before the impact of the Trust's distribution reinvestment program ("DRIP"), which generated $36.0 million ($9.8 million in the quarter) of cash to the Trust. Unitholders reinvest their monthly distributions to receive additional trust units equal to 5% of the DRIP units purchased with their distributions. After accounting for the DRIP, cash distributions as a percentage of fund flows from operations were 26.0% (20.4%
in the quarter). This compares to cash distributions as a percentage of fund flows from operations of 38.1% (36.8% in the quarter) before the impact of the
DRIP and 32.7% (30.0% in the quarter) after the impact of the DRIP in 2006.
     Development capital expenditures during the fourth quarter of 2007 were
$52.1 million bringing the full year total to $175.6 million. The total of net distributions (after DRIP), capital expenditures, reclamation fund contributions and asset retirement costs incurred represented 73% of fund flows from operations in 2007 as compared to 77% in 2006.
     Vermilion's net debt was $416.9 million at the end of the 2007, compared with $354.8 million at the end of 2006. Vermilion was able to execute a
$176 million development capital program, acquire $130 million of producing properties, declare over $100 million in net cash distributions, increase its equity position in Verenex by over $30 million and still maintain a strong financial position. The net debt at year end 2007 is equivalent to less than
1.1 times trailing fund flows from operations and only 0.8 times annualized fourth quarter 2007 funds from operations.

     REVENUE

     Total revenue was $707.3 million ($205.7 million in the quarter) in 2007 compared to $618.1 million ($155.7 million in the quarter) in 2006.
Vermilion's combined crude oil & NGL price was $74.08 per boe ($81.61 per boe in the quarter) in 2007, an increase of 1% over the $73.71 per boe reported
($64.50 per boe in the quarter) in 2006. The natural gas price realized was
$7.25 per mcf ($7.50 per mcf in the quarter) in 2007 compared to $7.74 per mcf
($7.92 per mcf in the quarter) realized a year ago, a 6% decrease year over year. The increase in oil prices in the fourth quarter of 2007 compared to the same period in 2006 was partially offset by the strengthening of the Canadian dollar. Increased production in Canada, coupled with the acquisition of the remaining 40% interest in the Wandoo Field offshore Australia in the second quarter of 2007, resulted in higher revenue year over year.

     <<
     ($000's except per boe and per mcf)
     -------------------------------------------------------------------------
                                   Three Months Ended  Year Ended  Year Ended
                                   Dec 31,     Dec 31,     Dec 31,     Dec 31,
                                     2007        2006        2007        2006
     -------------------------------------------------------------------------
     Crude oil & NGL's         $  153,433  $  102,362  $  508,540  $  415,245
     Per boe                   $    81.61  $    64.50  $    74.08  $    73.71
     Natural gas                   52,292      53,360     198,794     202,827
     Per mcf                   $     7.50  $     7.92  $     7.25  $     7.74
     -------------------------------------------------------------------------
     Petroleum and natural
      gas revenue              $  205,725  $  155,722  $  707,334  $  618,072
     -------------------------------------------------------------------------
     -------------------------------------------------------------------------
     Per boe                   $    67.62  $    57.47  $    61.86  $    61.80
     -------------------------------------------------------------------------
     -------------------------------------------------------------------------

     DERIVATIVE INSTRUMENTS

     Vermilion continues to manage its risk exposure through prudent commodity and currency economic hedging strategies. Vermilion has the following financial collars and puts in place at December 31, 2007:

     Risk Management: Oil               Funded Cost  bbls/d           US$/bbl
     -------------------------------------------------------------------------
     Collar - WTI
       Q1 2008                          US$0.50/bbl     500   $63.00 - $79.05
       Q2 2008                          US$0.50/bbl     500   $64.30 - $76.00
       Q3 2008                          US$0.28/bbl     250   $70.00 - $90.00
       Q4 2008                          US$0.50/bbl     250   $69.00 - $90.00
     Collar - BRENT
       Q1 2008                          US$0.25/bbl     500   $68.42 - $83.00
       Q1 2008                          US$0.25/bbl     500   $69.25 - $82.00
       Q2 2008                          US$0.50/bbl     500   $64.00 - $80.10
       Q2 2008                          US$0.25/bbl     500   $67.20 - $82.00
       Q3 2008                          US$0.25/bbl     500   $66.40 - $82.00
       Q3 2008                          US$0.25/bbl     500   $66.60 - $82.00
       Q3 2008                          US$0.19/bbl     250   $65.00 - $90.00
       Q4 2008                                    -     500   $68.20 - $81.00
     Call Spread - BRENT
       2009 - 2011                      US$5.73/bbl     700   $65.00 - $85.00
     -------------------------------------------------------------------------
     -------------------------------------------------------------------------
     >>

     The impact of Vermilion's economic hedging program for the year decreased cash netbacks by $0.25 per boe (cost of $1.11 per boe for the quarter) in
2007. This compares to a hedging cost of $0.02 (gain of $0.23 per boe in the quarter) in 2006.

     ROYALTIES

     Total royalties for the year decreased to $8.53 per boe or 14% of sales
($9.57 per boe, 14% in the quarter) in 2007, compared with $9.22 per boe or
15% of sales ($9.23 per boe, 16% in the quarter) in 2006. In Australia, royalties are reduced by capital reinvestment in the country and the year over year decrease is largely due to Vermilion's active capital program in
Australia resulting in the Trust paying royalties at a reduced rate compared to 2006. Royalties in Canada, which are paid on a sliding scale basis, were relatively consistent year over year. Royalties did not change substantially in France, where for the most part, royalties are calculated on a unit of production basis. Production in the Netherlands is not subject to royalties.

     <<
     ($000's except per boe and per mcf)
     -------------------------------------------------------------------------
                                   Three Months Ended  Year Ended  Year Ended
                                   Dec 31,     Dec 31,     Dec 31,     Dec 31,
                                     2007        2006        2007        2006
     -------------------------------------------------------------------------
     Crude oil & NGL's         $   23,165  $   18,783  $   73,933  $   70,941
     Per boe                   $    12.32  $    11.84  $    10.77  $    12.59
     Natural gas                    5,937       6,220      23,585      21,271
     Per mcf                   $     0.85  $     0.92  $     0.86  $     0.81
     -------------------------------------------------------------------------
     Combined                  $   29,102  $   25,003  $   97,518  $   92,212
     -------------------------------------------------------------------------
     Per boe                   $     9.57  $     9.23  $     8.53  $     9.22
     -------------------------------------------------------------------------
     -------------------------------------------------------------------------
     >>

     OPERATING COSTS

     Operating costs for the year increased to $10.45 per boe ($11.28 per boe in the quarter) from $9.65 per boe ($10.52 boe in the quarter) in 2006. The increase in the dollar amount of operating costs over 2006 reflects the inclusion of a full year of expenses related to the acquisition of Vermilion
Emeraude SAS as well as the inclusion of expenses associated with the mid-2007 acquisition of the remaining 40% interest in the Wandoo Field in offshore
Australia. On a per boe basis, operating costs in Canada have remained relatively consistent year over year. In France, per unit costs have increased as a result of the acquisition of the higher cost Vermilion Emeraude assets coupled with the impact of the oil spill at the Ambs terminal in 2007. The
Trust has been reimbursed for a portion of the costs incurred as a result of the Ambs incident through proceeds of its insurance policies. There is the potential to recover additional costs, however, the timing and certainty of recovery is not determinable at this time and therefore no provision for additional recoveries has been made. Unplanned maintenance resulted in an increase in per boe operating costs in the Netherlands.

     <<
     ($000's except per boe and per mcf)
     -------------------------------------------------------------------------
                                   Three Months Ended  Year Ended  Year Ended
                                   Dec 31,     Dec 31,     Dec 31,     Dec 31,
                                     2007        2006        2007        2006
     -------------------------------------------------------------------------
     Crude oil & NGL's         $   22,578  $   17,819  $   75,102  $   54,494
     Per boe                   $    12.01  $    11.23  $    10.94  $     9.67
     Natural gas                   11,740      10,700      44,415      41,998
     Per mcf                   $     1.68  $     1.59  $     1.62  $     1.60
     -------------------------------------------------------------------------
     Combined                  $   34,318  $   28,519  $  119,517  $   96,492
     -------------------------------------------------------------------------
     Per boe                   $    11.28  $    10.52  $    10.45  $     9.65
     -------------------------------------------------------------------------
     -------------------------------------------------------------------------
     >>

     TRANSPORTATION

     Transportation costs are a function of the point of legal transfer of the product and are dependent upon where the product is sold, product split, location of properties as well as industry transportation rates that are driven by supply and demand of available transport capacity. For Canadian gas production, legal title transfers at the intersection of major pipelines
(referred to as "the Hub") whereas the majority of Vermilion's Canadian oil production is sold at the wellhead. The majority of Vermilion's transportation costs are comprised of shipping charges incurred in the Aquitaine Basin in
France where oil production is usually transported by tanker from the Ambs terminal in Bordeaux to the refinery. In Australia, oil is sold at the Wandoo
B Platform and in the Netherlands gas is sold at the plant gate, resulting in no transportation costs relating to Vermilion's production in these countries.
     Transportation costs in France have increased as a result of the oil spill at the Ambs terminal as Vermilion is currently transporting some of its production to port by truck. It is expected that the terminal will resume operations in 2008.

     <<
     ($000's except per boe)
     -------------------------------------------------------------------------
                                   Three Months Ended  Year Ended  Year Ended
                                   Dec 31,     Dec 31,     Dec 31,     Dec 31,
                                     2007        2006        2007        2006
     -------------------------------------------------------------------------
     Transportation            $    6,007  $    2,798  $   22,926  $   10,504
     -------------------------------------------------------------------------
     Per boe                   $     1.97  $     1.03  $     2.01  $     1.05
     -------------------------------------------------------------------------
     -------------------------------------------------------------------------

     GENERAL AND ADMINISTRATION EXPENSES

     General and administration expenses for the year increased to $1.64 per boe ($1.24 per boe in the quarter) in 2007 compared to $1.58 per boe
($1.27 per boe in the quarter) in 2006. The increase per boe is primarily a result of increased staffing levels combined with increased staff retention costs. Also contributing to the increase are consulting costs incurred in
France as a result of the oil spill at the Ambs terminal.

     ($000's except per boe)
     -------------------------------------------------------------------------
                                   Three Months Ended  Year Ended  Year Ended
                                   Dec 31,     Dec 31,     Dec 31,     Dec 31,
                                     2007        2006        2007        2006
     -------------------------------------------------------------------------
     General and
      administration           $    3,759  $    3,433  $   18,726  $   15,839
     -------------------------------------------------------------------------
     Per boe                   $     1.24  $     1.27  $     1.64  $     1.58
     -------------------------------------------------------------------------
     -------------------------------------------------------------------------

     UNIT BASED COMPENSATION EXPENSE

     A non-cash trust unit compensation expense of $1.22 per boe ($0.28 per boe in the quarter) was recorded in 2007 compared to $2.44 per boe ($3.54 per boe in the quarter) in 2006. This non-cash amount relates to the value attributable to long-term incentives granted to officers, directors and employees under the Trust Unit Rights Incentive Plan and the Trust Unit Award
Incentive Plan.

     ($000's except per boe)
     -------------------------------------------------------------------------
                                   Three Months Ended  Year Ended  Year Ended
                                   Dec 31,     Dec 31,     Dec 31,     Dec 31,
                                     2007        2006        2007        2006
     -------------------------------------------------------------------------
     Unit compensation expense $      865  $    9,604  $   13,985  $   24,383
     -------------------------------------------------------------------------
     Per boe                   $     0.28  $     3.54  $     1.22  $     2.44
     -------------------------------------------------------------------------
     -------------------------------------------------------------------------

     INTEREST EXPENSE

     Interest expense increased to $1.95 per boe ($2.18 per boe in the quarter)
in 2007 from $1.68 per boe ($2.50 per boe in the quarter) in 2006. Debt levels are higher in 2007 primarily stemming from the Australia acquisition at the end of the second quarter of 2007. The Trust's interest rates have remained relatively consistent over the year.

     ($000's except per boe)
     -------------------------------------------------------------------------
                                   Three Months Ended  Year Ended  Year Ended
                                   Dec 31,     Dec 31,     Dec 31,     Dec 31,
                                     2007        2006        2007        2006
     -------------------------------------------------------------------------
     Interest                  $    6,637  $    6,775  $   22,330  $   16,781
     -------------------------------------------------------------------------
     Per boe                   $     2.18  $     2.50  $     1.95  $     1.68
     -------------------------------------------------------------------------
     -------------------------------------------------------------------------

     DEPLETION, DEPRECIATION AND ACCRETION EXPENSES

     Depletion, depreciation and accretion expenses increased to $18.49 per boe
($19.62 per boe in the quarter) in 2007 compared to $16.23 per boe ($16.93 per boe in the quarter) in 2006. The increase is due mainly to higher finding and development costs in Canada and France as well as the increase in the asset retirement obligation resulting primarily from the Australia acquisition.

     ($000's except per boe)
     -------------------------------------------------------------------------
                                   Three Months Ended  Year Ended  Year Ended
                                   Dec 31,     Dec 31,     Dec 31,     Dec 31,
                                     2007        2006        2007        2006
     -------------------------------------------------------------------------
     Depletion, depreciation
      and accretion            $   59,698  $   45,876  $  211,397  $  162,254
     -------------------------------------------------------------------------
     Per boe                   $    19.62  $    16.93  $    18.49  $    16.23
     -------------------------------------------------------------------------
     -------------------------------------------------------------------------
     >>

     TAXES

     The Trust's current tax provision has decreased to $2.98 per boe
($0.23 per boe in the quarter) in 2007 from $4.29 per boe ($0.27 per boe in the quarter) in 2006. In 2007 certain transactions, including the drilling of the offshore well in France and the property acquisition in Australia resulted in a substantial reduction in current income taxes associated with the Trust's international operating subsidiaries. This impact on current income tax has been mostly reflected in the second half of 2007 as the Trust obtained certainty over both the completion of the transactions and the related tax effect.
     On June 22, 2007, the Canadian federal government passed legislation that enacted a tax on publicly traded income trusts as originally announced on
October 31, 2006. The changes do not take effect until January 1, 2011, provided the Trust experiences only "normal growth" and no "undue expansion"
before then. The government has defined "normal growth" parameters, relative to the market capitalization of the Trust's issued and outstanding publicly traded trust units as of October 31, 2006. For the period from November 1,
2006 to December 31, 2007, a trust's permitted or "safe harbour" growth amount will be 40% of the October 31, 2006 market capitalization benchmark and for each of the years 2008 through and including 2010 will be 20% of the benchmark, cumulatively allowing growth of up to 100% until 2011. In addition, we understand that trusts may be able to issue equity to retire debt existing on October 31, 2006 without eroding their safe harbour limits. Vermilion's estimated market capitalization as defined by the government, was $2.4 billion at October 31, 2006 and outstanding indebtedness was approximately
$400 million.
     Our interpretation suggests that Vermilion may be able to largely mitigate the contemplated distribution tax for a period of time beyond 2011.
Currently, Vermilion's foreign operations generate after tax cash flow and subsequently declare and pay dividends which do not attract additional taxes when received in Canada. We anticipate being able to flow through this dividend income to unitholders as part of the normal distributions paid and not attract the distribution tax on that portion of distributions made up of this dividend income. Beginning in 2006, Vermilion increased the return on capital or taxable portion of its distributions to 100% in order to preserve the tax basis it would have utilized to declare a portion of the distribution as a return of capital or tax deferred. The Trust expects that it will continue with this practice through 2010 to preserve the tax basis during the interim period prior to the implementation of the new rules. Under the legislation the portion of the distribution that represents a return of capital will not attract the distribution tax. This analysis is a general assessment of the impact on Vermilion and is not meant to be exhaustive or definitive.
     Applying this legislation resulted in the recognition of future income taxes related to timing differences in Vermilion Energy Trust, the parent entity, whereas previously such differences were only recognized in relation to subsidiaries of the Trust. The related impact on the Trust's consolidated future income tax provision and future income tax liability related to this legislation was not material.

     <<
     ($000's except per boe)
     -------------------------------------------------------------------------
                                   Three Months Ended  Year Ended  Year Ended
                                   Dec 31,     Dec 31,     Dec 31,     Dec 31,
                                     2007        2006        2007        2006
     -------------------------------------------------------------------------
     Current                   $      701  $      731  $   34,033  $   42,876
     -------------------------------------------------------------------------
     Per boe                   $     0.23  $     0.27  $     2.98  $     4.29
     -------------------------------------------------------------------------
     -------------------------------------------------------------------------

     FOREIGN EXCHANGE

     A foreign exchange gain of $1.01 per boe (a loss of $0.91 per boe in the quarter) was recorded in 2007 compared with a loss of $1.30 per boe (a loss of
$4.81 per boe in the quarter) in 2006. The gain for the year ended
December 31, 2007 is mostly due to the impact of the strengthening of the
Canadian dollar on foreign currency denominated liabilities.

     ($000's except per boe)
     -------------------------------------------------------------------------
                                   Three Months Ended  Year Ended  Year Ended
                                   Dec 31,     Dec 31,     Dec 31,     Dec 31,
                                     2007        2006        2007        2006
     -------------------------------------------------------------------------
     Foreign exchange loss
      (gain)                   $    2,777  $   13,050  $  (11,533) $   12,997
     -------------------------------------------------------------------------
     Per boe loss (gain)       $     0.91  $     4.81  $    (1.01) $     1.30
     -------------------------------------------------------------------------
     -------------------------------------------------------------------------
     >>

     EARNINGS

     Net earnings in 2007 increased to $164.3 million or $2.48 per unit
($43.2 million or $0.65 per unit for the quarter) from $146.9 million or
$2.30 per unit ($17.6 million or $0.27 per unit for the quarter) in 2006. The increase in earnings is primarily due to the impact of higher operating revenues, as stronger price realizations more than offset increased operating costs.

     LIQUIDITY AND CAPITAL RESOURCES

     As at December 31, 2007 the Trust had an unsecured covenant based credit facility consisting of a revolving term loan in the amount of $625 million.
The revolving period under the term loan is expected to expire in June 2008 and may be extended for an additional period of up to 364 days at the option of the lenders. If the lenders convert the revolving credit facility to a non-revolving credit facility, the amounts outstanding under the facility become repayable 24 months after the end of the revolving period. Various borrowing options are available under the facility including prime rate based advances and bankers' acceptance loans.
     In the fourth quarter of 2007, Vermilion purchased 0.2 million shares in
Verenex Energy Inc. ("Verenex") for total consideration of CDN $2.2 million.
After reflecting these additional shares, Vermilion owns 18.7 million shares representing 42.2% of the outstanding shares of Verenex.

     RECLAMATION FUND

     Vermilion has established a reclamation fund for the ultimate payment of environmental and site restoration costs on its asset base. The reclamation fund is funded by Vermilion Resources Ltd. and its operating subsidiaries.
Contribution levels to the reclamation fund are reviewed on a regular basis and are adjusted when necessary to ensure reclamation obligations associated with the Trust's assets will be substantially funded when the costs are forecast to be incurred.

     ASSET RETIREMENT OBLIGATION

     At December 31, 2007, Vermilion had recorded an asset retirement obligation of $163.4 million for future abandonment and reclamation of its properties compared to $127.5 million as at December 31, 2006. The increase is due mostly to a change in abandonment obligation estimates coupled with the additional obligation related to the Australia acquisition partially offset by the impact of foreign exchange.

     DISTRIBUTIONS

     Vermilion increased monthly distributions to $0.19 per unit, beginning in
December of 2007, bringing total distributions to $2.06 per unit for the year.
Distributions declared in 2007 totalled $136.4 million compared to
$130.6 million for the same period in the prior year. The 12% increase in distributions is the first since Vermilion's conversion to a trust and follows
58 continuous months of distributions at $0.17 per month.
     Since inception, the Trust has declared $614.8 million in distributions to unitholders as compared to unitholders capital of $380.9 million at
December 31, 2007.
     Proceeds from the Trust's distributions reinvestment program were
$36.0 million in 2007 (2006 - $18.8 million).

     <<
     Sustainability of Distributions
     -------------------------------

     ($000's)
     -------------------------------------------------------------------------
                                    Three
                                   Months        Year        Year        Year
                                    Ended       Ended       Ended       Ended
                                   Dec 31,     Dec 31,     Dec 31,     Dec 31,
                                     2007        2007        2006        2005
     -------------------------------------------------------------------------
     Cash flows from operating
      activities               $   51,737  $  349,890  $  306,033  $  245,116
     Net earnings              $   43,249  $  164,286  $  146,923  $  158,471
     Distributions declared    $   35,564  $  136,389  $  130,638  $  126,190
     Excess of cash flows
      from operating activities
      over cash distributions
      declared                 $   16,173  $  213,501  $  175,395  $  118,926
     Excess of net earnings
      over cash distributions
      declared                 $    7,685  $   27,897  $   16,285  $   32,281
     -------------------------------------------------------------------------
     -------------------------------------------------------------------------
     >>

     Excess of cash flows from operating activities over cash distributions declared and net earnings over cash distributions declared are used to fund capital expenditures, asset retirement costs, reclamation fund contributions and debt repayments.

     UNITHOLDERS' EQUITY

     During 2007, approximately 2.6 million units were issued pursuant to the conversion of exchangeable shares, the Trust's bonus plan, the Trust's unit based compensation programs and unitholders' participation in the distribution reinvestment plan. Unitholders' capital increased during the same period by
$45.3 million as a result of the issuance of those units and by $14.6 million as a result of contributed surplus transfer related to unit based compensation plans.

     NON-CONTROLLING INTEREST - EXCHANGEABLE SHARES

     The Trust has recorded non-controlling interest attributed to the issued and outstanding exchangeable shares.
     Non-controlling interest on the consolidated balance sheet represents the book value of exchangeable shares plus accumulated earnings attributable to the outstanding exchangeable shares. The reduction in net income represents the net income attributable to the exchangeable shareholders for the period.
As the exchangeable shares are converted to trust units, Unitholders' capital is increased for the fair value of the trust units issued. As the exchangeable shares are exchanged for trust units over time, the non-controlling interest will decrease and eventually will be nil when all exchangeable shares have been exchanged for trust units on or before January 22, 2013.
     As at December 31, 2007 there were 4.5 million exchangeable shares outstanding at exchange ratio of 1.55595 whereby 6.9 million trust units would be issuable upon conversion. The exchangeable shares can be converted into trust units or redeemed by the shareholder for trust units at any time.
Vermilion may redeem all outstanding exchangeable shares on or before
January 22, 2013 and may redeem the exchangeable shares at any time if the number of exchangeable shares outstanding falls below 500,000 shares.
Vermilion may issue cash or trust units upon redemption of exchangeable shares and it is the intention to issue trust units upon redemption.

     <<
     CRITICAL ACCOUNTING ESTIMATES

     The Trust's financial and operating results contain estimates made by management in the following areas:

     i.     Capital expenditures are based on estimates of projects in various stages of completion;
     ii.    Revenues, royalties and operating costs include accruals based on estimates of management;
     iii.   Fair value of derivative instruments are based on estimates that are subject to fluctuation of commodity prices and foreign exchange rates;
     iv.    Depletion, depreciation and accretion are based on estimates of oil and gas reserves that the Trust expects to recover in the future;
     v.     Asset retirement obligations are based on estimates of future costs and the timing of expenditures;
     vi.    The future recoverable value of capital assets and goodwill are also based on estimates that the Trust expects to realize; and
     vii.   Unit compensation expense is determined using accepted fair value approaches which rely on historical data and certain estimates made by management.
     >>

     RECENTLY ADOPTED ACCOUNTING STANDARDS

     Financial Instruments

     On January 1, 2007 the Trust adopted Canadian Institute of Chartered
Accountants ("CICA") Handbook Section 1506 - "Accounting Changes", Section
1530 - "Comprehensive Income", Section 3855 - "Financial Instruments", Section
3861 - "Financial Instruments - Presentation and Disclosure", and Section 3865
- "Hedges". These standards require that entities categorize financial instruments and measure certain financial instruments at fair value. In addition, these standards introduce the concept of comprehensive income within
Canadian GAAP and establish new guidance relating to hedge accounting.
     As a result of adopting Section 3855, the Trust's investments in marketable securities are now measured at fair value whereas previously they were carried at cost. Gains and losses associated with these securities are reflected in net earnings in the period in which they arise. Transaction costs and discounts are now added to the fair value of long-term debt on initial recognition whereas previously these amounts were deferred and amortized using the straight-line method over the term of the debt. Unamortized amounts were included in prepaid expenses and other on the consolidated balance sheet. The
Trust does not currently use hedge accounting and accordingly risk management related derivatives continue to be accounted for at fair value with the associated gains and losses reflected in net earnings. As the Trust does not have any other comprehensive income, net earnings equal comprehensive income.
     In accordance with the transitional provisions, prior periods have not been restated as a result of adopting these standards. The cumulative effect of the adoption of these new standards had the following impact on the Trust's consolidated balance sheet as at January 1, 2007:

     <<
                                                           Increase (Decrease)
     -------------------------------------------------------------------------
     Prepaid expenses and other                                    $   (2,431)
     Long-term investments                                         $    4,704
     Reclamation fund                                              $    2,436
     Long-term debt                                                $   (2,431)
     Future income taxes                                           $    1,375
     Retained earnings                                             $    5,765
     -------------------------------------------------------------------------
     -------------------------------------------------------------------------
     >>

     There was no other material impact on the consolidated financial statements relating to the adoption of these standards.

     Accounting Changes

     Effective January 1, 2007, the Trust adopted Section 1506 - "Accounting
Changes" which prescribes the criteria for changing accounting policies as well as the accounting treatment and disclosure of changes in accounting policies, changes in accounting estimates and corrections of errors. The adoption of this amended accounting standard did not impact the financial statements of the Trust.

     RECENTLY ISSUED ACCOUNTING PRONOUNCEMENTS

     In December 2006 the CICA issued Section 1535 - "Capital Disclosures"
which establishes disclosure standards about an entity's capital structure and how it is managed. Section 3862 - "Financial Instruments - Disclosures" and
Section 3863 - "Financial Instruments - Presentation" were also issued in
December 2006 and establish standards for the presentation of financial instruments and non-financial derivatives and require additional disclosure to enable users to evaluate the significance and risks relating to financial instruments on an entity's financial position. These three sections are effective for fiscal years beginning on or after October 1, 2007. The Trust does not anticipate that the adoption of these standards will have an impact on its results of operations and financial position.
     In June 2007, the CICA issued Section 3031 - "Inventories". This section enhances the guidance relating to the determination of inventory cost and effectively harmonizes the Canadian standard with the International Financial
Reporting Standards equivalent. This section applies to interim and annual financial statements for fiscal years beginning on or after January 1, 2008.
The Trust does not anticipate that the adoption of this standard will have a material impact on its results of operations and financial position.
     In June 2007, the CICA amended Section 1400 - "General Standards of
Financial Statement Presentation," to require an assessment and potential disclosure of an entity's ability to continue as a going concern. The new requirements are effective for interim and annual periods beginning on or after January 1, 2008. These amendments will not impact the Trust's consolidated financial statements.
     On February 13, 2008, the Accounting Standards Board ("AcSB") confirmed that the transition date to International Financial Reporting Standards
("IFRS") from Canadian GAAP will be January 1, 2011 for publicly accountable enterprises.
     In February 2008, the CICA issued Section 3064 - "Goodwill and Intangible
Assets" to replace Sections 3062 - "Goodwill and Other Intangible Assets" and
3450 - "Research and Development Costs". Section 3064 incorporates guidance addressing when an internally developed intangible asset meets the criteria for recognition as an asset. This Section is effective for fiscal years beginning on or after October 1, 2008. The Trust does not anticipate that the adoption of this standard will have a material impact on its results of operations and financial position.

     OFF BALANCE SHEET ARRANGEMENTS

     The Trust has certain lease agreements that are entered into in the normal course of operations. All leases are operating leases and accordingly no asset or liability value has been assigned in the balance sheet as of
December 31, 2007.
     The Trust uses a variety of options including funded and costless collars and puts to manage the risk associated with fluctuating commodity prices on the sale of crude oil and natural gas. The Trust does not obtain collateral or other security to support its financial derivatives as the majority of these instruments are with the Trust's banking syndicate.
     The Trust has not entered into any guarantee or off balance sheet arrangements that would adversely impact the Trust's financial position or results of operations.

     DISCLOSURE CONTROLS AND PROCEDURES

     There was no change in Vermilion's internal control over financial reporting that occurred during the period covered by this report that has materially affected, or is reasonably likely to materially affect its internal control over financial reporting.

     <<
     ABBREVIATIONS

     API       American Petroleum Institute
     bbls      barrels
     bbls/d    barrels per day
     bcf       billion cubic feet
     boe       barrel of oil equivalent
     boe/d     barrel of oil equivalent per day
     CBM       coalbed methane
     GJ        gigajoules
     $m        thousands of dollars
     $mm       millions of dollars
     mbbls     thousand barrels
     mboe      thousand barrels of oil equivalent
     mcf       thousand cubic feet
     mcf/d     thousand cubic feet per day
     mmboe     million barrels of oil equivalent
     mmcf      million cubic feet
     mmcf/d    million cubic feet per day
     MW        megawatt
     NGLs      natural gas liquids
     NPV       net present value
     WTI       West Texas Intermediate

     NETBACKS (6:1)

                                   Three Months                 Twelve Months
                        Ended December 31, 2007       Ended December 31, 2007
     -------------------------------------------------------------------------
                      Oil &   Natural               Oil &   Natural
     Trust Financial   NGLs       Gas     Total      NGLs       Gas     Total
      Information     $/bbl     $/mcf     $/boe     $/bbl     $/mcf     $/boe
     -------------------------------------------------------------------------
     Canada
     Price          $ 78.80   $  6.62   $ 52.82   $ 71.24   $  6.85   $ 51.32
     Realized
      hedging gain
      or loss          0.01      0.08      0.34         -      0.02      0.09
     Royalties       (15.08)    (1.34)   (10.38)   (13.33)    (1.35)    (9.87)
     Transportation   (0.55)    (0.15)    (0.78)    (0.33)    (0.14)    (0.65)
     Operating costs (13.73)    (1.45)   (10.37)   (12.02)    (1.37)    (9.49)
     -------------------------------------------------------------------------
     Operating
      netback       $ 49.45   $  3.76   $ 31.63   $ 45.56   $  4.01   $ 31.40
     -------------------------------------------------------------------------
     France
     Price          $ 85.30   $  8.75   $ 84.67   $ 75.45   $  7.58   $ 74.81
     Realized
      hedging gain
      or loss         (4.65)        -     (4.56)    (1.03)        -     (1.01)
     Royalties        (4.87)    (0.27)    (4.81)    (4.98)    (0.24)    (4.91)
     Transportation   (6.36)        -     (6.24)    (6.37)        -     (6.24)
     Operating costs  (9.75)    (4.90)   (10.12)    (8.90)    (3.93)    (9.21)
     -------------------------------------------------------------------------
     Operating
      netback       $ 59.67   $  3.58   $ 58.94   $ 54.17   $  3.41   $ 53.44
     -------------------------------------------------------------------------
     Netherlands
     Price          $ 83.84   $  9.03   $ 54.34   $ 73.99   $  7.97   $ 48.03
     Operating costs      -     (1.99)   (11.88)        -     (1.98)   (11.80)
     -------------------------------------------------------------------------
     Operating
      netback       $ 83.84   $  7.04   $ 42.46   $ 73.99   $  5.99   $ 36.23
     -------------------------------------------------------------------------
     Australia
     Price          $ 78.85   $     -   $ 78.85   $ 74.05   $     -   $ 74.05
     Royalties       (19.51)        -    (19.51)   (17.34)        -    (17.34)
     Operating costs (13.74)        -    (13.74)   (13.19)        -    (13.19)
     -------------------------------------------------------------------------
     Operating
      netback       $ 45.60   $     -   $ 45.60   $ 43.52   $     -   $ 43.52
     -------------------------------------------------------------------------
     Total Trust
     Price          $ 81.61   $  7.50   $ 67.62   $ 74.08   $  7.25   $ 61.86
     Realized
      hedging gain
      or loss         (1.99)     0.05     (1.11)    (0.47)     0.01     (0.25)
     Royalties (net) (12.32)    (0.85)    (9.57)   (10.77)    (0.86)    (8.53)
     Transportation   (2.84)    (0.10)    (1.97)    (2.99)    (0.09)    (2.01)
     Operating costs (12.01)    (1.68)   (11.28)   (10.94)    (1.62)   (10.45)
     -------------------------------------------------------------------------
     Operating
      netback       $ 52.45   $  4.92   $ 43.69   $ 48.91   $  4.69   $ 40.62
     -------------------------------------------------------------------------
     General and
      admini-
      stration                            (1.24)                        (1.64)
     Interest                             (2.18)                        (1.95)
     Foreign
      exchange                             1.03                         (0.41)
     Proceeds on
      sale of
      investment                           0.40                          0.11
     Current and
      capital taxes                       (0.23)                        (2.98)
     -------------------------------------------------------------------------
     Fund flows
      netback                           $ 41.47                       $ 33.75
     -------------------------------------------------------------------------
     Depletion,
      depreciation
      and accretion                      (19.62)                       (18.49)
     Future income
      taxes                               (3.43)                         0.82
     Other income
      or loss                             (0.04)                        (0.01)
     Foreign
      exchange                            (1.94)                         1.42
     Non-controlling
      interest -
      exchangeable
      shares                              (1.45)                        (1.47)
     Equity in
      affiliate                            0.25                         (0.07)
     Unrealized gain
      or loss on
      derivative
      instruments                         (0.74)                        (0.37)
     Fair value
      of stock
      compensation                        (0.28)                        (1.22)
     -------------------------------------------------------------------------
     Earnings
      netback                           $ 14.22                       $ 14.36
     -------------------------------------------------------------------------

                      Three    Twelve
                     Months    Months
                      Ended     Ended
                        Dec       Dec
                      31/06     31/06
     ---------------------------------

     Trust Financial  Total     Total
      Information     $/boe     $/boe
     ---------------------------------
     Canada
     Price          $ 49.18   $ 52.64
     Realized
      hedging gain
      or loss          0.33      0.24
     Royalties       (10.39)   (10.24)
     Transportation   (0.92)    (0.77)
     Operating costs (11.41)    (9.64)
     ---------------------------------
     Operating
      netback       $ 26.79   $ 32.23
     ---------------------------------
     France
     Price          $ 62.60   $ 70.83
     Realized
      hedging gain
      or loss          0.31     (0.42)
     Royalties        (6.74)    (5.69)
     Transportation   (2.09)    (2.62)
     Operating costs  (8.09)    (7.35)
     ---------------------------------
     Operating
      netback       $ 45.99   $ 54.75
     ---------------------------------
     Netherlands
     Price          $ 53.42   $ 51.32
     Operating costs  (8.50)   (10.68)
     ---------------------------------
     Operating
      netback       $ 44.92   $ 40.64
     ---------------------------------
     Australia
     Price          $ 73.16   $ 82.97
     Royalties       (24.85)   (25.50)
     Operating costs (17.09)   (13.01)
     ---------------------------------
     Operating
      netback       $ 31.22   $ 44.46
     ---------------------------------
     Total Trust
     Price          $ 57.47   $ 61.80
     Realized
      hedging gain
      or loss          0.23     (0.02)
     Royalties (net)  (9.23)    (9.22)
     Transportation   (1.03)    (1.05)
     Operating costs (10.52)    (9.65)
     ---------------------------------
     Operating
      netback       $ 36.92   $ 41.86
     ---------------------------------
     General and
      admini-
      stration        (1.27)    (1.58)
     Interest         (2.50)    (1.68)
     Foreign
      exchange         0.18     (0.06)
     Proceeds on
      sale of
      investment          -         -
     Current and
      capital taxes   (0.27)    (4.29)
     ---------------------------------
     Fund flows
      netback       $ 33.06   $ 34.25
     ---------------------------------
     Depletion,
      depreciation
      and accretion  (16.93)   (16.23)
     Future income
      taxes           (0.46)     1.63
     Other income
      or loss          0.50      0.13
     Foreign
      exchange        (4.99)    (1.24)
     Non-controlling
      interest -
      exchangeable
      shares          (1.20)    (1.49)
     Equity in
      affiliate        0.04      0.01
     Unrealized gain
      or loss on
      derivative
      instruments      0.03      0.06
     Fair value
      of stock
      compensation    (3.54)    (2.44)
     ---------------------------------
     Earnings
      netback       $  6.51   $ 14.68
     ---------------------------------

     The above table includes non-GAAP measurements which may not be comparable to other companies. Please see "Non-GAAP Measures" under MD&A section for further discussion.

     Consolidated Balance Sheets
     ($000's unaudited)

                                                    December 31,  December 31,
                                                           2007          2006
     -------------------------------------------------------------------------

     Assets

     Current
       Cash and cash equivalents                    $    47,868   $    26,950
       Accounts receivable                              119,645       120,573
       Crude oil inventory                               11,033         4,898
       Derivative instruments                                37         1,624
       Prepaid expenses and other                         7,669        13,473
     -------------------------------------------------------------------------
                                                        186,252       167,518
     Derivative instruments                               9,515         4,656
     Long-term investments                               63,128        27,152
     Goodwill                                            19,840        19,840
     Reclamation fund                                    57,928        56,357
     Capital assets                                   1,331,460     1,187,316
     -------------------------------------------------------------------------
                                                    $ 1,668,123   $ 1,462,839
     -------------------------------------------------------------------------
     -------------------------------------------------------------------------

     Liabilities

     Current
       Accounts payable and accrued liabilities     $   128,858   $   139,672
       Distributions payable to unitholders              12,794        11,000
       Derivative instruments                             7,450             -
       Income taxes payable                               1,518        13,419
     -------------------------------------------------------------------------
                                                        150,620       164,091
     Long-term debt                                     452,490       358,236
     Asset retirement obligation                        163,374       127,494
     Future income taxes                                205,702       224,631
     -------------------------------------------------------------------------
                                                        972,186       874,452
     -------------------------------------------------------------------------
     Non-controlling interest - exchangeable shares      68,576        51,780
     -------------------------------------------------------------------------

     Unitholders' Equity

       Unitholders' capital                             380,941       321,035
       Contributed surplus                               29,211        30,513
       Retained earnings                                217,209       185,059
     -------------------------------------------------------------------------
                                                        627,361       536,607
     -------------------------------------------------------------------------
                                                    $ 1,668,123   $ 1,462,839
     -------------------------------------------------------------------------
     -------------------------------------------------------------------------

     Consolidated Statements of Earnings, Comprehensive Income and Retained
     Earnings
     ($000's except unit and per unit amounts, unaudited)

                                 Three Months Ended   Year Ended   Year Ended
                           December 31, December 31, December 31, December 31,
                                  2007         2006         2007         2006
     -------------------------------------------------------------------------
     Revenue
       Petroleum and natural
        gas revenue         $  205,725   $  155,722   $  707,334   $  618,072
       Royalties               (29,102)     (25,003)     (97,518)     (92,212)
     -------------------------------------------------------------------------
                               176,623      130,719      609,816      525,860
     -------------------------------------------------------------------------
     Expenses and other
      income
       Operating                34,318       28,519      119,517       96,492
       Transportation            6,007        2,798       22,926       10,504
       Unit based
        compensation               865        9,604       13,985       24,383
       Loss (gain) on
        derivative
        instruments              5,623         (695)       7,013         (349)
       Interest                  6,637        6,775       22,330       16,781
       General and
        administration           3,759        3,433       18,726       15,839
       Foreign exchange
        loss (gain)              2,777       13,050      (11,533)      12,997
       Other income             (1,100)      (1,348)      (1,106)      (1,348)
       Depletion,
        depreciation and
        accretion               59,698       45,876      211,397      162,254
     -------------------------------------------------------------------------
                               118,584      108,012      403,255      337,553
     -------------------------------------------------------------------------
     Earnings before income
      taxes and other items     58,039       22,707      206,561      188,307
     -------------------------------------------------------------------------
     Income taxes
       Future                   10,433        1,249       (9,325)     (16,349)
       Current                     701          731       34,033       42,876
     -------------------------------------------------------------------------
                                11,134        1,980       24,708       26,527
     -------------------------------------------------------------------------
     Other items
       Non-controlling
        interest -
        exchangeable shares      4,425        3,244       16,813       14,917
       Loss (gain) related
        to equity method
        investment                (769)        (121)         754          (60)
     -------------------------------------------------------------------------
                                 3,656        3,123       17,567       14,857
     -------------------------------------------------------------------------
     Net earnings and
      comprehensive income      43,249       17,604      164,286      146,923
     -------------------------------------------------------------------------
     Retained earnings,
      beginning of period      209,524      200,416      185,059      168,774
     Cumulative effect of
      adoption of new
      accounting standards           -            -        5,765            -
     Distributions declared    (35,564)     (32,961)    (136,389)    (130,638)
     Unit-settled
      distributions on
      vested unit based
      awards                         -            -       (1,512)           -
     -------------------------------------------------------------------------
     Retained earnings,
      end of period         $  217,209   $  185,059   $  217,209   $  185,059
     -------------------------------------------------------------------------
     -------------------------------------------------------------------------

     Net earnings per
      trust unit
       Basic                $     0.65   $     0.27   $     2.48   $     2.30
       Diluted              $     0.62   $     0.26   $     2.39   $     2.22
     -------------------------------------------------------------------------

     Weighted average trust
      units outstanding
       Basic                66,992,180   64,583,168   66,122,423   63,977,134
       Diluted              76,414,607   73,693,408   75,782,723   73,059,877
     -------------------------------------------------------------------------

     Consolidated Statements of Cash Flows
     ($000's unaudited)

                                 Three Months Ended   Year Ended   Year Ended
                           December 31, December 31, December 31, December 31,
                                  2007         2006         2007         2006
     -------------------------------------------------------------------------
     Operating
       Net earnings         $   43,249   $   17,604   $  164,286   $  146,923
       Adjustments:
         Depletion,
          depreciation
          and accretion         59,698       45,876      211,397      162,254
         Change in unrealized
          gains and losses
          and amounts accrued
          relating to
          derivative contracts   2,246          (82)       4,178         (571)
         Unit based
          compensation             865        9,604       13,985       24,383
         Loss (gain) related
          to equity method
          investment              (769)        (121)         754          (60)
         Unrealized foreign
          exchange loss (gain)   5,913       13,532      (16,226)      12,353
         Non-controlling
          interest -
          exchangeable shares    4,425        3,244       16,813       14,917
         Change in unrealized
          gains and losses
          and amounts accrued
          relating to
          investments               55       (1,348)          49       (1,348)
         Future income taxes    10,433        1,249       (9,325)     (16,349)
     -------------------------------------------------------------------------
                               126,115       89,558      385,911      342,502
       Asset retirement
        costs incurred          (1,618)      (2,854)      (4,056)      (4,217)
       Changes in non-cash
        operating working
        capital                (72,760)       7,027      (31,965)     (32,252)
     -------------------------------------------------------------------------
     Cash flows from
      operating activities      51,737       93,731      349,890      306,033
     -------------------------------------------------------------------------
     Investing
       Drilling and
        development of
        petroleum and natural
        gas properties         (52,121)     (37,425)    (175,639)    (136,939)
       Acquisitions of
        petroleum and natural
        gas properties            (366)      (5,845)    (121,294)     (26,435)
       Long-term investment     (2,193)      (7,500)     (32,193)      (7,500)
       Corporate acquisition,
        net of cash acquired         -            -            -     (124,604)
       Purchase of derivative
        instrument                   -       (4,926)           -       (4,926)
       Contributions to
        reclamation fund             -       (5,173)           -       (9,553)
       Changes in non-cash
        investing working
        capital                  3,005       (6,871)      (4,512)         548
     -------------------------------------------------------------------------
     Cash flows used in
      investing activities     (51,675)     (67,740)    (333,638)    (309,409)
     -------------------------------------------------------------------------
     Financing
       Increase in long-
        term debt              (38,186)     (54,402)      99,053       87,137
       Issue of trust units
        for cash                 1,335        1,155        7,045       11,545
       Issue of trust units
        pursuant to
        distribution
        reinvestment plan        9,807        6,131       35,992       18,811
       Cash distributions      (34,116)     (32,909)    (134,595)    (130,264)
       Changes in non-cash
        financing working
        capital                      -          850            -       (1,531)
     -------------------------------------------------------------------------
     Cash flows from
      (used in) financing
      activities               (61,160)     (79,175)       7,495      (14,302)
     -------------------------------------------------------------------------
     Foreign exchange (loss)
      gain on cash held in
      a foreign currency         2,602        1,938       (2,829)       1,851
     -------------------------------------------------------------------------
     Net change in cash and
      cash equivalents         (58,496)     (51,246)      20,918      (15,827)
     Cash and cash
      equivalents, beginning
      of period                106,364       78,196       26,950       42,777
     -------------------------------------------------------------------------
     Cash and cash
      equivalents, end
      of period             $   47,868   $   26,950   $   47,868   $   26,950
     -------------------------------------------------------------------------
     Supplementary
      information - cash
      payments
       Interest paid        $    6,895   $    6,114   $   26,071   $   20,320
       Income taxes paid    $   11,096   $   12,180   $   45,934   $   47,523
     -------------------------------------------------------------------------
     >>

     %CIK: 0001293135

     /For further information: Lorenzo Donadeo, President & CEO, Curtis W.
Hicks, C.A., Executive VP & CFO, Paul Beique, Director Investor Relations,
2800, 400 - 4th Avenue S.W., Calgary, Alberta, T2P 0J4, TEL (403) 698-8827,
FAX (403) 264-6306, TOLL FREE 1-866-895-8101,
investor_relations(at)vermilionenergy.com, www.vermilionenergy.com/
     (VET.UN.)

CO:  Vermilion Energy Trust

CNW 10:16e 03-MAR-08